# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lianhe Sowell International Group Ltd, CIK 0002004024
CUSIP: G5480C112
Title of class of securities: Class A Ordinary Shares, par value $0.0016 per share
Address of issuer's principal executive offices: 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, N, Shenzhen, China (F4), 518000
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0002080016
Persons authorized to receive notices and communications: C/O Mr. Yue Zhu, 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Nanshan District, Shenzhen, China (F4), 518000, 86-400-616-9629

## Reporting persons
- Yue Zhu (CIK 0002080016): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 3,489,688; shared voting power 0; sole dispositive power 3,489,688; shared dispositive power 0; aggregate amount beneficially owned 3,489,688 (97.69% of the class)
  Comment: Row 7, 9 and 11: The authorized share capital of the Issuer includes Class A Ordinary Shares and Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 100 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one (1) vote. The number of Class A Ordinary Shares and Class B Ordinary shares in this form reflected the 1-for-16 share consolidation, which was made effective on June 22, 2026.
  
  The numbers in these rows represent 939,688 Class A Ordinary Shares and 2,550,000 Class B Ordinary Shares of the Issuer held by Lianyue Holding Limited ("Lianyue Holding"), which is a British Virgin Islands company wholly owned by Mr. Zhu. Mr. Zhu is deemed to have voting, dispositive or investment powers over Lianyue Holding.
  
  Row 13: Based on 3,250,033 Class A Ordinary Shares outstanding and 187,500 Class B Ordinary Shares outstanding as of June 30, 2026.
- Lianyue Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 3,489,688; shared voting power 0; sole dispositive power 3,489,688; shared dispositive power 0; aggregate amount beneficially owned 3,489,688 (97.69% of the class)
  Comment: Row 7, 9 and 11: The authorized share capital of the Issuer includes Class A Ordinary Shares and Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 100 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one (1) vote.
  
  The numbers in these rows represent 939,688 Class A Ordinary Shares and 2,550,000 Class B Ordinary Shares of the Issuer held by Lianyue Holding Limited ("Lianyue Holding"), which is a British Virgin Islands company wholly owned by Mr. Zhu. Mr. Zhu is deemed to have voting, dispositive or investment powers over Lianyue Holding.
  
  Row 13: Based on 3,250,033 Class A Ordinary Shares outstanding and 187,500 Class B Ordinary Shares outstanding as of June 30, 2026

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0016 per share
Name of issuer: Lianhe Sowell International Group Ltd
Address of issuer's principal executive offices: 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, N, Shenzhen, China (F4), 518000

## Item 2. Identity and Background
Name of person filing: This Schedule is being filed by the following persons (each a "Reporting Person" and, collectively the "Reporting Persons"): (i) Mr. Zhu, a PRC citizen, CEO and Chairman of the Issuer; (iii) Lianhe Holding, a British Virgin Islands (BVI) company.
Residence or business address: Each of Reporting Persons has the business address of with its address being c/o Lianhe Sowell International Group Ltd, 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Nanshan District, Shenzhen, China.
Present principal occupation or employment: See (a).
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: See (a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 30, 2026, Lianyue Holding entered into a share subscription agreement (the "Subscription Agreement") with the Issuer and Shenzhen Sowell Technology Development Co., Ltd, a subsidiary of the Issuer. Pursuant to the Subscription Agreement, the Company issue and sold to Lianyue Holding an aggregate of 2,400,000 Class B Ordinary Shares, for a purchase price of US$0.165 per share, representing the average closing price, as reported on Nasdaq.com, of the Class A Ordinary Shares for the five (5) trading days immediately preceding the date on which the board of directors of the Issuer (the "Board") approved the transaction. The 2,400,000 Class B Ordinary Shares were issued in accordance with Regulation S under the Securities Act of 1933, as amended. The transaction contemplated by the Subscription Agreement was closed on June 30, 2026. The entry into the Subscription Agreement and the consummation of the transaction contemplated thereby have been approved and ratified by the Company's audit committee of the Board.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) in the preceding paragraph.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Rows 1-4 and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The responses to Items 1-4, 5(a) above, and 7-13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated July 2, 2026 by and between the Reporting Persons

Exhibit 2: Share Subscription Agreement dated June 30, 2026, by and among Lianhe Sowell International Group Ltd, Shenzhen Sowell Technology Development Co., Ltd and Lianyue Holding Limited (incorporation by reference to Exhibit 10.1 to the Form 6-K of Lianhe Sowell International Group Ltd filed with the Commission on July 2, 2026)

## Signatures
- Yue Zhu: /s/ Yue Zhu, Yue Zhu (07/02/2026)
- Lianyue Holding Limited: /s/ Yue Zhu, Yue Zhu/ Director of Lianyue Holding Limited (07/02/2026)